

Mail Stop 4631

September 16, 2009

via U.S. mail and facsimile

John M. Dionis, Chief Executive Officer
AECOM Technology Corp
555 South Flower Street, Suite 3700
Los Angeles, California 90071

      RE: AECOM Technology Corp
               Form 10-K/A for the Fiscal Year Ended September 30, 2008
               Filed January 23, 2009
               Proxy Statement
               Filed January 23, 2008
               File No. 000-52423

Dear Mr. Dionis:

       We have reviewed your response letter dated August 21, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended September 30, 2008

21. Reportable Segments and Geographic Information, page 89

1. We note your response to comment 3 in our letter dated June 30, 2009, in which you believe your eight operating segments have similar economic characteristics, as discussed in paragraph 17 of SFAS 131. In this regard, we note your statement that you "have not noted any unusual trends in [y]our operating segments; therefore, [you] expect the similar characteristics to continue in the near future." Paragraph 17 of SFAS 131 states, in part, "[o]perating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar." Based on this guidance, it is unclear how you concluded that all eight of your operating segments have similar economic characteristics, as you have stated you expect similar characteristics to continue in the near future rather the long-term.

We also note your statement that "the gross margins have basically been within a plus/minus 10% range of our consolidated PTS gross margin." It is unclear how a potentially 20% difference between operating segments' gross margin would be considered similar. In this regard, we note the following trends in the operating segments operating results that do not appear to indicate similar economic trends:

- The increases in revenues for fiscal year 2008 as compared to fiscal year 2007 for five of your operating segments and the two operating segments identified as "other" varied significantly with one of your operating segments reporting a decline in revenues.
- We note these variances in revenues continued for the six-months ended June 30, 2009 as compared to the prior six-months period with one of the operating segments that did report an increase for fiscal year 2008 now reporting a significantly decline in revenues.
- Revenues, net also reports large differences in growth for fiscal year 2008 as compared to fiscal year 2007 with two operating segments reporting material declines in revenues for the six-months ended June 30, 2009.
- Gross margin, as defined, does not appear similar for one of the presented operating segments and the two other operating segments when compared to the other five presented operating segments when compared to the low end of the range for the five presented operating segments.
- For gross profit in accordance with U.S. GAAP as compared to total revenues and revenues, net also appear to show a differing trend in one of the presented operating segments and for the two other operating segments in comparison to the other five presented operating segments.
- Gross profit in accordance with U.S. GAAP for the two other operating segments appear to represent a significant portion of total PTS gross profit in accordance with U.S. GAAP for the six-months ended June 30, 2009.

As previously requested, please explain to us the temporary factors that caused theses differences in trends among the eight operating segments. If you are unable to identify temporary factors causing the differences, please re-consider whether all eight of the operating segments should be aggregated into one reportable segment.

Please also note that the determination as to whether operating segments meet the quantitative thresholds should be determined subsequent to determining whether operating segments may be aggregated (i.e., operating segments that are not aggregated with other operating segments into a reportable segment are then assessed under paragraph 18 of SFAS 131). Please provide us with the separate operating results for these two operating segments for fiscal years 2007 and 2008 and the nine-months ended June 30, 2009, including prior period comparisons. Please also provide us with updated interim information for each of the other six operating segments. If you determine that these two operating segments should not be aggregated with the other PTS operating segments and continue to not meet the quantitative thresholds, please refer to paragraphs 19 and 21 of SFAS 131 for their appropriate presentation.

2. Please provide us with a description of the business activities of each of the eight operating segments within the PTS reportable segment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

11. Reportable Segments, page 13

3. We note your response to comment 2 in our letter dated June 30, 2009, in which you state that you will provide the disclosures required by paragraph 26.a. of SFAS 131 in the footnotes to your consolidated financial statements in future filings. However, this disclosure continues to be excluded from your footnote disclosures. As previously requested, please provide this disclosure in all future periodic reports.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Tracey Houser at (202) 551-3736 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief